Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 03, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

FIRST HALF 2007 FINANCIAL REPORT

     A French corporation (société anonyme) with capital of € 81,677,715.95
Registered Office : 6-8 allée de l’Arche, Faubourg de l’Arche – Zac Danton,
92400 COURBEVOIE
Nanterre Trade Registry 589 803 261. - APE: 741J.

I	MANAGEMENT REPORT FOR THE FIRST HALF 2007

II	STATEMENT OF THE PERSON RESPONSIBLE FOR THE FIRST HALF 2007 FINANCIAL REPORT

III	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (FIRST HALF 2007)

IV	STATUTORY AUDITORS’ REPORT

I- MANAGEMENT REPORT FOR THE FIRST HALF 2007

Euros in Millions	Second Quarter			First Half
(except EPS and E/ADS)	2007	2006	Change	2007	2006	Change

Revenues	1,844.6	1,589.0	+ 16.1%	3,619.3	3,163.4	+ 14.4%
Operating Income from
Recurring Activities	128.1	79.1	+ 61.9%	236.0	111.6	+111.5%
Op. Margin Ratio from
Recurring Activities	6.9%	5.0%	+ 190 bp	6.5%	3.5%	+ 300 bp
Net Income	79.6	51.5	+ 54.6%	147.7	76.8	+ 92.3%
EPS on a Diluted Basis (€)	0.75	0.47	+ 61.8%	1.41	0.70	+ 99.8%
E/ADS on a Diluted Basis ($)	1.02	0.63	+ 61.8%	1.90	0.95	+ 99.8%

On July 25, 2007, Technip’s Board of Directors approved the second quarter and first half 2007 consolidated accounts.

Thierry Pilenko, Chairman and CEO, commented: “Second quarter results were driven by sustained revenue growth in the SURF and the Onshore-Downstream businesses largely offsetting the expected slowdown in the Offshore Facilities segment.

The high utilization rate of our vessels at 82% confirms that the subsea business remains robust across all regions and contributes to the continuous improvement of the SURF margins. To meet the demand in the subsea market we have completed the extension of our flexible pipes manufacturing capacities in France and Brazil and our fleet extension program is on track. In the Onshore-Downstream segment where many large projects are in the construction phase, our margin ratio is stable compared to the first quarter.

We signed approximately EUR 1.7 billion of new projects in the second quarter and our backlog remains strong at EUR 9.7 billion. Most of the newly acquired backlog consists of small to medium size projects which confirms the depth of the market. Several large project awards have moved into the second half of 2007 or early 2008 and overall large opportunities continue to expand both offshore and onshore.

Our activity is not sensitive to the short term natural gas price variations and we foresee the development of several large, long-term gas related projects.

As previously announced, we will present Technip’s growth strategy during the third week of October.”

I. OPERATIONAL HIGHLIGHTS

A. ORDER INTAKE

During first half of 2007, Technip’s order intake has reached EUR 3,165.9 million compared to EUR 3,126.7 million in the first half 2006. Listed below are the main contracts that came into force in the first half of 2007 along with their approximate value (Group share) if publicly disclosed:

  a contract with Abu Dhabi Gas Liquefaction Limited for gas compression plants and associated facilities to be located at Das Island, United Arab Emirates (USD 610 million),

  a SURF(1) contract with Petrobras for the Roncador field development, offshore Brazil (approximately USD 150 million),

  a SURF contract with Talisman Energy for the YME field, offshore Norway (approximately EUR 110 million),

  a SURF contract with British Petroleum for the Skarv field, offshore Norway (approximately EUR 90 million),

  a SURF contract with BHP Billiton for the Shenzi field, Gulf of Mexico,

  a contract with CEPSA for a hydrogen plant to be located at their Huelva refinery, Spain (approximately EUR 60 million),

  a SURF contract with Shell for the Ursa and Princess fields, Gulf of Mexico,

  a SURF contract, as a partner in the Asia Pacific Technip-Subsea 7 Joint Venture, with New Zealand Overseas Petroleum Limited for the Tui field development, offshore New Zealand,

  a lump sum project management contract with BYACO for an acetic acid plant, China,

  a service contract with Renault, Nissan and Mahindra to provide general contracting assistance for the construction of an automobile plant, India,

  a contract with a subsidiary of PTT, the national petroleum company of Thailand, for the basic and detailed engineering of four generic wellhead platforms with associated subsea pipelines and tie-ins, for the Arthit gas field, Gulf of Thailand, a contract with Silicium de Provence for preliminary studies pertaining to a polycrystalline silicon production plant dedicated to photovoltaic applications in Saint-Auban, France, and a contract with Petrobras for a new four year charter of the Sunrise 2000 flexible pipe lay vessel operating offshore Brazil (approximately USD 200 million).

Since July 1st, 2007, Technip has also announced the following contract awards which are included in the backlog at June 30th, 2007:

  a contract with Grupa Lotos S.A. for an hydrocracking unit in its Gdansk refinery, Poland (approximately EUR 472 million),

_________________
(1) SURF: Subsea Umbilicals, Risers and Flowlines

  a contract with PKN Orlen S.A. on lump sum turnkey basis for services and procurement of materials and equipments and on cost plus fee basis for the construction of a paraxylene complex in its Plock refinery, Poland (approximately EUR 160 million), a service contract with Fort Hills Energy L.P. for the transformation of heavy oil from the bitumen sands of Fort Hills Oil Sands project, in Alberta, Canada,

  a SURF contract with Mariner Energy Inc. for the installation of umbilicals on the Bass Lite field, Gulf of Mexico, and,

  a basic engineering design and support contract with INEOS for a polyethylene plant, China.

At June 30th, 2007, the Group backlog amounted to EUR 9,669.7 million, compared to EUR 11,382.8 million at June 30th, 2006 and EUR 9,878.5 million at March 31st, 2007. The breakdown of the backlog by business segment, at June 30 th, 2007, is as follows:

  SURF 26.1% (2)
  Offshore Facilities 6.2%
  Onshore-Downstream 65.8%
  Industries 1.9%

B. PROJECTS, ASSETS AND CAPEX

   1) Projects

In the SURF business segment, ongoing projects are progressing in a satisfactory manner in all our areas. In shallow as well as deep water, the vessel utilization rates stand at a high level; they average 82% at Group level. The Agbami project is progressing according to the project schedule, with flexible pipes and umbilicals being manufacturing in Le Trait (France) and Duco in Newcastle (UK) respectively. Offshore installation campaign for flowlines and sea structures on PDET project in Brazil is currently being executed by the Deep Blue.

In the Offshore Facilities business segment, the flare structure on the Akpo FPSO in Nigeria was completed during the second quarter 2007, while the construction of the topsides is ongoing in Korea. On the Perdido Spar project for the Gulf of Mexico, engineering and procurement are progressing. On the Tahiti Spar project, Technip has identified metallurgical problems on some mooring shackles. New shackles are under manufacturing, they will replace the identified failing ones. Deep investigations are ongoing in order to identify the root causes of the metallurgical problems.

In the Onshore-Downstream business segment, a large number of projects are currently in construction phase: LNG Train 6 project in Nigeria and Otway Onshore project are in their final stage, while the projects signed in 2005 in Middle-East, Vietnam and Canada are in full execution. Tensions on construction resources remain strong, notably in the Middle-East. Within a market environment which remains favorable, many large-scale projects should be awarded in the year to come.

In the Industries business segment, projects are progressing satisfactorily.

   2) Assets and Capex

Flexible manufacturing plants

  Projects to increase the Group’s flexible pipe production plant capacity by 50% and 20% respectively in Vitoria, Brazil, and Le Trait, France, are completed.

(2) Concerning long term frame agreement for offshore inspection repair and maintenance, Technip books in its backlog the estimated expected value of these activities for the current year only.

  New development programs have been decided to expand Vitoria plant’s storage area and for a new large capacity crane, 800 tons, in Le Trait for vessel loading. These programs should be completed in 2008 and 2009 respectively.

Fleet of vessels

  Acquired in 2006, the Seamec Princess, will be operational, after conversion works, in September 2007 for shallow water indian operations. During second half of 2007, the Skandi Achiever, a new diving support vessel will be delivered to Technip (8 years charter agreement). Another new diving support vessel, which is 50% owned by Technip, will be delivered in 2008 as originally planned. Concerning the new pipelay vessel, based on request for quotation’s answers, the selection of the construction yard should take place during the third quarter 2007.

Overall, capex should amount to EUR 200 million in 2007 (cash impact). Beyond 2007, remaining capex, associated to ongoing vessel and plant development programs amounts to about EUR 500 million.

II. FINANCIALS RESULTS

A. SECOND QUARTER 2007

   1) Revenues

At EUR 1,844.6 million, second quarter 2007 Group revenues were up 16.1% compared to the second quarter 2006.

  SURF revenues reached EUR 606.0 million, up 24.6% compared to the second quarter 2006, generated by the Agbami (Nigeria), PDET (Brazil) and Stybarrow (Oceania) projects, as well as medium or small size projects in the North Sea notably.

  Offshore Facilities revenues were EUR 182.7 million, down 40.1% compared to the same period one year ago. The main contributors were the Akpo FPSO (Nigeria) as well as the Perdido and Tahiti Spar projects (Gulf of Mexico).

  Onshore-Downstream revenues were EUR 1,006.0 million, up 34.5% compared to EUR 747.7 million during the second quarter 2006. Main contributors were the four LNG projects in Qatar and Yemen, the three large ethylene steam-cracker projects in Qatar, Kuwait and Saudi Arabia, the Horizon heavy oil project in Canada, as well as the Dung Quat refinery in Vietnam.

  In the Industries segment, second quarter 2007 revenues were EUR 49.8 million.

2) Operating Income from Recurring Activities

Group operating income from recurring activities reached EUR 128.1 million, up 61.9% compared to the second quarter 2006. The associated margin ratio was 6.9%, an increase of 190 basis points compared to 5.0% recorded in the second quarter 2006.

  SURF operating income from recurring activities was EUR 93.9 million during the second quarter 2007, up 146.5% compared to the same period a year ago. It includes EUR 10 million insurance indemnity received for a project executed in Mediterranean sea, which adversely impacted Group results in 2005. The associated margin ratio reached 15.5%, compared to 7.8% in the second quarter of 2006.

  Offshore Facilities operating income from recurring activities was EUR 9.0 million, compared to the EUR 30.1 million in the second quarter 2006. The associated margin ratio was 4.9% in 2007 compared to 9.9% one year earlier. In the second quarter 2006, operating income from recurring activities included income from a contract close-out negotiation.

  Onshore-Downstream operating income from recurring activities for the second quarter 2007 was EUR 31.0 million, compared to EUR 9.8 million during the second quarter 2006. The associated margin ratio stood at 3.1% compared to 1.3% a year ago.

  In the Industries business segment, the operating income from recurring activities was EUR 2.8 million, up 7.7% compared to the second quarter 2006 (EUR 2.6 million). The associated margin ratio was up to 5.6%.

   3) Income from Activity Disposal

During second quarter 2007, income from activity disposal, represents the negative impact of the foreign currency exchange rate variation amounted to EUR 0.2 million related to PSSL and PSSI sale in the SURF segment during the first quarter 2007.

During second quarter 2006, income from activity disposal amounted to EUR 5.4 million related to assets in Onshore-Downstream business segment.

   4) Operating Income

During second quarter 2007, Group operating income reached EUR 127.9 million, up 51.4% compared to the EUR 84.5 million a year ago. Operating margin ratio stood at 6.9% compared to 5.3% .

   5) Results

Net financial charges were EUR 13.5 million, including a EUR 4.8 million negative impact of foreign currency exchange rate variation and from IAS 32/39 on hedging instruments’ fair market value.

Income tax was EUR 32.6 million. The effective tax rate stood at 28.4% .

Net income was EUR 79.6 million, showing a 54.6% increase compared to the second quarter 2006 net income.

As per IFRS, the Earnings Per Share or EPS (diluted Earnings per Share) is calculated by dividing profit or loss attributable to Parent Company’s Shareholders by, the weighted average number of outstanding shares during the period, plus the effect of dilutive stock options calculated according to the “Share Purchase Method” (IFRS 2), plus the average number of weighed attributed performance shares, less treasury shares. In conformity with this method, anti dilutive stock options are ignored in calculating EPS. Dilutive options are taken into account if the subscription price of the stock options plus the future IFRS 2 charge (i.e. the sum of annual charges to be recorded until the end of the plan of stock option) is lower than the share average market price during the period. For the second quarter 2007 this number of shares on a fully diluted basis stands at 105,510,784. Applying the same calculation method to the second quarter 2006, 110,465,787 shares are retained instead of the 108,863,692 shares actually computed for the EPS calculation one year ago.

Fully diluted EPS and E/ADS increased by 61.8% to EUR 0.75 and USD 1.02 compared to EUR 0.47 and USD 0.63, respectively, one year earlier according to this new dilution calculation.

Second quarter 2007 net income reconciled to U.S. generally accepted accounting principles (U.S. GAAP) amounted to EUR 79.9 million.

B. FIRST HALF 2007

   1) Revenues

At EUR 3,619.3 million, first half 2007 Group revenues were up 14.4% compared to the first half 2006.

   2) Operating Income from Recurring Activities

Group operating income from recurring activities reached EUR 236.0 million, up 111.5% compared to the first half 2006. The associated margin ratio was 6.5%, up 300 basis points compared to the 3.5% level recorded in the first half 2006. Operating income from recurring activities excludes income from the sale of activities managed by PSSL and PSSI in the SURF segment and GMF in the Offshore Facilities segment during first quarters 2007 and 2006 respectively as well as those from the sale of several assets in Onshore-Downstream segment during second quarter 2006.

   3) Income from Activity Disposal

During the first half 2007, income from activity disposal amounted to EUR 14.4 million (Sale of PSSL and PSSI in the SURF segment) after an EUR 8.0 million goodwill reversal.

During the first half 2006, income from activity disposal amounted to EUR 26.9 million (sale of GMF assets in the Offshore Facilities segment in first quarter and several assets in Onshore-Downstream in second quarter).

   4) Operating Income

During the first half 2007, Group operating income reached EUR 250.4 million, up 80.8% compared to the EUR 138.5 million a year ago. Operating margin ratio stood at 6.9% compared to 4.4% .

   5) Results

Net financial charges were EUR 34.1 million including a EUR 13.0 million negative impact of foreign currency exchange rate variation and from IAS 32/39 on hedging instruments’ fair market value.

Income tax was EUR 59.4 million. The effective tax rate stood at 28.2% compared to 36.4% one year ago: as per application of IFRS 3, an extraordinary goodwill reduction of EUR 2.5 million was accounted as a non-cash tax charge.

Tax on income from activity disposal amounted to EUR 7.2 million during first half 2007, compared to EUR 1.9 million for the first half 2006.

Net income was EUR 147.7 million, showing a significant 92.3 % increase compared to the first half 2006 net income.
As per IFRS, the Earnings Per Share or EPS (diluted Earnings per Share) is calculated by dividing profit or loss attributable to Parent Company’s Shareholders by, the weighted average number of outstanding shares during the period, plus the effect of dilutive stock options calculated according to the “Share Purchase Method” (IFRS 2), plus the average number of weighed attributed performance shares, less treasury shares. In conformity with this method, anti dilutive stock options are ignored in calculating EPS. Dilutive options are taken into account if the subscription price of the stock options plus the future IFRS 2 charge (i.e. the sum of annual charge to be recorded until the end of the plan of stock option) is lower than the share average market price during the period. For the first half 2007 this number of shares on a fully diluted basis stands at 104,971,742. Applying the same calculation method to the first half 2006, 111,735,582 shares are retained instead of the 108,863,692 shares actually computed for the EPS calculation one year ago.

Fully diluted EPS and E/ADS increased 99.8% to EUR 1.41 and USD 1.90 compared to EUR 0.70 and USD 0.95 respectively, one year ago according to this new dilution calculation.

First half 2007 net income reconciled to U.S. generally accepted accounting principles (U.S. GAAP) amounted to EUR 154.2 million.

   6) Cash and Balance Sheet

During the first half 2007, the net cash position was almost stable at EUR 1,502.1 million compared to EUR 1,540.3 million. This was primarily due to the change in working capital (EUR 115.4 million), cash generated from operations (EUR 204.6 million) and proceeds from PSSL and PSSI disposal (EUR 66.1 million); dividend payment amounted to EUR 274.7 million, share buy-backs to EUR 86.2 million and capital expenditures to EUR 65.8 million.

Shareholders’ equity at June 30th, 2007 was EUR 2,216.9 million, compared to EUR 2,401.3 million at December 31st, 2006. This reduction is mainly due to the dividend payment which occurred on May 3rd, 2007 for an amount of EUR 274.7 million.

III. MAIN RISKS AND UNCERTAINTIES FOR THE SECOND HALF OF 2007

As a large number of projects are carried out in high-growth countries, political and social instability could affect the execution of our contracts in 2007.

In the current context, the Group is subject to material construction risks, which could increase our costs, in particular, with respect to Engineering, Procurement and Construction (“EPC”) lump-sum turnkey projects. In such projects, Technip agrees to carry out the engineering, conception and construction of an industrial complex for a fixed price. Costs, however, could vary from those initially estimated as a result of unforecasted meteorological conditions, a sudden increase in prices for raw materials, greater construction costs due to lower productivity of the work force or salary increases, and more generally unexpected conditions in the construction market.

Technip uses financial instruments to hedge its exposure to currency risks incurred in its normal course of business. Recording these financial instruments at fair market value could have an effect on its financial results, in particular, in the event of large variations in certain currency exchange rates, including, in particular, the U.S. dollar.

With respect to the Tahiti project (Offshore Facilities segment), Technip has identified metallurgical problems on some mooring shackles. New shackles are being manufactured, and will replace those identified as being defective. Thorough investigations are being carried out in order to identify the exact source of these metallurgical problems.

In conclusion, and more generally, Technip’s business and results continue to be subject to the risk factors described on pages 33 to 38 of the 2006 French Annual Report (document de référence).

ANNEX I
TREASURY AND CURRENCY RATES
IFRS
Not audited

Euros in Millions	Treasury and Financial Debt
	June 30, 2007	Mar. 31, 2007	June 30, 2006*
Cash Equivalents	1,944.1	1,968.6	1,603.8
Cash	407.5	512.7	487.3
Cash & Cash Equivalents (A)	2,351.6	2,481.3	2,091.1
Current Debts	188.0	203.3	174.3
Non Current Debts	661.5	666.5	682.0
Gross Debt (B)	849.5	869.8	856.3
Net Financial Cash (Debt) (A - B)	1,502.1	1,611.5	1,234.8

* In the 2006 Annual Report, fixed terms deposits were reclassified from Cash to Cash equivalents. Fixed terms deposits amounted to EUR 1,210.3 million at June 30th , 2006

Euro vs. Foreign Currency Conversion Rates

	Statement of Income				Balance Sheet at
	1H 07	FY 06	1H 06	June 30 2007	Dec. 31 2006	June 30 2006
USD	1.33	1.26	1.22	1.35	1.32	1.29
GBP	0.68	0.68	0.69	0.68	0.67	0.69

     ANNEX II (a)
REVENUES BY REGION
IFRS
Not audited

Euros in Millions	Second Quarter				First Half
	2007	2006	Change	2007	2006	Change
Europe, Russia, C. Asia	294.0	386.7	-24.0%	547.1	704.2	-22.3%
Africa	249.4	305.4	-18.3%	547.7	618.5	-11.4%
Middle East	724.3	433.6	67.0%	1,414.6	879.2	60.9%
Asia Pacific	252.4	129.3	95.2%	441.8	364.9	21.1%
Americas	324.5	334.0	-2.8%	668.1	596.6	12.0%
TOTAL	1,844.6	1,589.0	16.1%	3,619.3	3,163.4	14.4%

ANNEX II (b)
ADDITIONAL INFORMATION BY BUSINESS SEGMENT
IFRS
Not audited

Euros in Millions	2Q 07	2Q 06	Change	1H 07	1H 06	Change
SURF
Revenues	606.0	486.3	24.6%	1,182.3	979.7	20.7%
Gross Margin	140.0	73.3	91.0%	248.1	150.9	64.4%
Operating Income from Recurring Activities	93.9	38.1	146.5%	160.1	78.1	105.0%
Depreciation	(29.0)	(27.6)	5.1%	(59.2)	(53.9)	9.8%

OFFSHORE FACILITIES
Revenues	182.7	305.0	-40.1%	405.5	598.0	-32.2%
Gross Margin	23.3	48.7	-52.2%	48.7	53.7	-9.3%
Operating Income from Recurring Activities	9.0	30.1	-70.1%	20.7	20.0	3.5%
Depreciation	(1.7)	(2.2)	-22.7%	(4.0)	(4.5)	-11.1%

ONSHORE-DOWNSTREAM
Revenues	1,006.0	747.7	34.5%	1,930.9	1,486.8	29.9%
Gross Margin	65.1	37.2	75.0%	124.1	69.8	77.8%
Operating Income from Recurring Activities	31.0	9.8	216.3%	60.3	11.0	X 5.5
Depreciation	(3.7)	(1.1)	236.4%	(6.0)	(3.5)	71.4%

INDUSTRIES
Revenues	49.8	50.0	-0.4%	100.5	98.9	1.6%
Gross Margin	7.3	7.4	-1.4%	15.0	14.4	4.2%
Operating Income from Recurring Activities	2.8	2.6	7.7%	5.4	5.1	5.9%
Depreciation	(0.4)	(1.6)	-75.0%	(0.5)	(1.9)	-73.7%

CORPORATE
Operating Income	(8.6)	(1.5)	nm	(10.5)	(2.6)	nm
Depreciation	(0.6)	(1.7)	-64.7%	(1.6)	(3.5)	-54.3%

nm = not meaningful

      ANNEX II (c)
ORDER INTAKE & BACKLOG
Not audited

Euros in Millions	Order Intake by Business Segment
	Second Quarter				First Half
	2007	2006	Change	2007	2006	Change
SURF	686.4	382.5	79.5%	1,047.7	658.3	59.2%
Offshore Facilities	165.3	112.0	47.6%	256.4	267.5	-4.1%
Onshore-Downstream	797.4	746.4	6.8%	1,747.3	2,101.1	-16.8%
Industries	35.5	61.1	-41.9%	114.5	99.8	14.7%
TOTAL	1,684.6	1,302.0	29.4%	3,165.9	3,126.7	1.3%

	Backlog by Business Segment
	As of June 30, 2007	As of Mar. 31, 2007	Change
SURF	2,522.8	2,482.6	1.6%
Offshore Facilities	601.9	623.7	-3.5%
Onshore-Downstream	6,366.4	6,579.8	-3.2%
Industries	178.6	192.4	-7.2%
TOTAL	9,669.7	9,878.5	-2.1%

	Backlog by Region
	As of June 30, 2007	As of Mar. 31, 2007	Change
Europe, Russia, C Asia	1,649.6	1,094.4	50.7%
Africa	974.1	1,084.3	-10.2%
Middle East	4,250.0	4,821.9	-11.9%
Asia Pacific	995.0	1,145.3	-13.1%
Americas	1,801.0	1,732.6	3.9%
TOTAL	9,669.7	9,878.5	-2.1%

	June 30, 2007 Backlog Estimated Scheduling
	SURF	Offshore Facilities	Onshore- Downstream	Industries	Group
2H 2007	1,118	299	2,050	101	3,568
2008	1,182	297	2,897	56	4,432
2009 and Beyond	223	6	1,419	22	1,670
TOTAL	2,523	602	6,366	179	9,670

II – STATEMENT OF THE PERSON RESPONSIBLE FOR THE FIRST HALF 2007 FINANCIAL REPORT

I hereby declare that to the best of my knowledge,

- the condensed interim consolidated financial statements contained in the first half 2007 financial report have been prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and results of Technip Group.

- the first half 2007 management report describes the material events that occurred in the first six months of the year and their impact on the interim accounts, together with the main related-party transactions and a description of the main risks and uncertainties for the remaining six months of the year.

Paris, July 31, 2007

Thierry Pilenko
Chairman and Chief Executive Officer

III- INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (FIRST HALF 2007)

  CONSOLIDATED INCOME STATEMENT

  CONSOLIDATED BALANCE SHEET

  CONSOLIDATED STATEMENT OF CASH FLOWS

  CHANGES IN SHAREHOLDERS’ EQUITY

  NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (FIRST HALF 2007)

CONSOLIDATED INCOME STATEMENT

(Amounts in millions of €, except as otherwise stated)

		For the six months ended

		June 30, 2007	June 30, 2006

	Notes

Revenues		3,619.3	3,163.4
Cost of Sales		(3,182.3)	(2,874.6)

Gross Margin		437.0	288.8

Research and Development Expenses		(19.2)	(14.4)
Selling Costs		(52.7)	(38.6)
Administrative Costs		(129.2)	(123.7)
Other Operating Income		8.5	4.5
Other Operating Expenses		(8.4)	(5.0)

Operating Income / (Loss) from Recurring Activities		236.0	111.6

Income from Sale of Activities (1)		14.4	26.9

Operating Income / (Loss)		250.4	138.5

Financial Income	4	7.2	12.1
Financial Expenses	4	(41.3)	(39.3)
Share of Income / (Loss) of Associates Accounted for Using the Equity Method		1.7	0.3

Income / (Loss) before Tax		217.9	111.6

Income Tax Expense	5	(66.6)	(32.6)

Income / (Loss) from Continuing Operations		151.4	79.0

Income / (Loss) from Discontinued Operations		-	-

Net Income / (Loss) for the Year		151.4	79.0

Attributable to:
Shareholders of the Parent Company		147.7	76.8
Minority Interests		3.7	2.2

		151.4	79.0

Number of Shares Considered for Net Earnings per Share Computation (2)		103,756,351	104,252,034
Number of Shares Considered for Net Diluted Earnings per Share Computation (3)		104,971,742	111,735,582
Net Earnings per Share (in €) (2)	6	1.42	0.74
Net Diluted Earnings per Share (in €) (3)	6	1.41	0.70

(1)	To provide for the reader a better comprehension of our current operating income, a specific line called “Income from Sale of Activities” has been created in the Profit and Loss to isolate major sales of assets which must be included in the operating income according to IAS 1.

(2)	Net earnings per share are based on the weighted average number of outstanding shares during the period, after deducting treasury shares.

(3)	Net diluted earnings per share include the possible dilutive effects that may be generated by equity instruments (stock options and free shares for example). During the first half of 2007, the Group has issued free shares and the last part of the 2005 stock-options plan, both exercisable under performance conditions; the Group has also realized an increase in capital shares reserved to its staff that might create an additional dilution on net earnings per share.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET
(Amounts in millions of €, except as otherwise stated)

		As of

ASSETS		June 30, 2007	December 31, 2006

	Notes
Non-Current Assets
Property, Plant and Equipment, Net	8	751.5	758.4
Intangible Assets, Net	9	2,419.3	2,422.9
Investments in Associates Accounted for Using the Equity Method		4.0	2.3
Other Financial Assets		19.6	16.8
Deferred Tax Assets		118.1	111.3
Available-for-Sale Financial Assets		39.1	44.5

		3,351.5	3,356.2

Current Assets
Inventories		154.3	134.4
Construction Contracts - Amounts Due from Clients	10	489.0	591.1
Advances Paid to Suppliers		553.7	548.1
Derivatives		15.4	29.5
Trade Receivables		523.9	583.7
Current Income Tax Receivables		36.9	93.7
Other Current Receivables		299.4	262.4
Cash and Cash Equivalents	11	2,351.6	2,402.8

		4,424.2	4,645.7

Assets of Disposal Group Classified as Held for Sale		-	61.5

TOTAL ASSETS		7,775.7	8,063.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET
(Amounts in millions of €, except as otherwise stated)

		As of

		June 30, 2007	December 31, 2006

	Notes
SHAREHOLDER'S EQUITY
Common Stock : €0.7625 Nominal Share Value,		81.7	80.9
107,118,316 Shares as of June 30, 2007
106,117,174 Shares as of December 31, 2006

Paid-in-Surplus		1,634.5	1,604.5
Retained Earnings		457.8	531.8
Treasury Shares (1)		(144.3)	(58.1)
Foreign Currency Translation Reserve		(19.7)	(19.8)
Fair Value Reserve		59.2	61.9
Net Income		147.7	200.1

	12	2,216.9	2,401.3

Minority Interests		19.6	15.5

TOTAL EQUITY	12	2,236.5	2,416.8

LIABILITIES
Non-Current Liabilities
Non-Current Financial Debts	13	661.5	676.7
Provisions	15	126.5	124.1
Deferred Tax Liabilities		128.5	142.4
Other Non-Current Payables		9.7	18.9

		926.2	962.1

Current Liabilities
Current Financial Debt	13	188.0	185.9
Trade Payables		1,391.2	1,658.3
Construction Contracts - Amounts Due to Clients	10	39.9	44.7
Advances Received	10	2,187.0	2,093.7
Derivatives		4.3	5.3
Provisions	15	113.6	73.8
Current Income Tax Payables		78.5	122.0
Other Current Payables		610.3	482.0

		4,612.9	4,665.7

TOTAL LIABILITIES		5,539.1	5,627.8

Liabilities Directly Associated with the Assets Classified as Held for Sale		-	18.8

TOTAL EQUITY AND LIABILITIES		7,775.7	8,063.4

(1)	As of June 30, 2007 and December 31, 2006, Technip held 3,066,658 and 1,336,664 shares, respectively. These treasury shares have been deducted from shareholders’ equity in the consolidated accounts.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in millions of €)

		For the six months ended

		June 30, 2007	June 30, 2006

	Notes
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income for the Year (attributable to Shareholders of the Parent Company)		147.7	76.8

Adjustments for :
Amortization of Property, Plant and Equipment and Intangible Assets		71.3	67.3
Reduction of Goodwill Related to Realized Income Tax Loss Carry Forwards		2.5	-
Not Previously Recognized
Charge related to Convertible Bond Split Accounting		-	10.0
Stock Option Charge		4.0	0.9
Non-Current Provisions (including Employee Benefits)		2.3	0.4
Net (Gains) / Losses on Disposal of Assets and Investments		(15.0)	(26.4)
Minority Interests & Share of Income / (Loss) of Associates		2.0	2.2
Accounted for Using the Equity Method, less Dividends Received
Deferred Tax		(10.2)	(15.7)

		204.6	115.5

Decrease (Increase) in Advance to Suppliers		(10.9)	(121.5)
Decrease (Increase) in Construction Contracts-Due from Clients		107.3	(172.2)
Decrease (Increase) in Trade and Other Receivables		43.1	204.3
(Decrease) Increase in Construction Contracts-Due to the Client		112.8	352.9
(Decrease) Increase in Trade Payables and Other Payables		(136.9)	26.6

Net Cash Generated from Operating Activities		320.0	405.6

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Property, Plant and Equipment		(60.9)	(68.3)
Proceeds from Sales of Property, Plant and Equipment		1.5	33.1
Purchases of Intangible Assets		(4.9)	(3.2)
Acquisitions of Investments, Net of Cash Acquired		-	-
Proceeds from Sales of Investments		66.1	0.1
Changes in Scope of Consolidation		-	0.8

Net Cash Used in Investing Activities		1.8	(37.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in Borrowings		5.9	46.4
Decrease in Borrowings		(23.5)	(56.9)
Decrease in Borrowings Related to OCEANE Redemption		-	(63.4)
Capital Increase		30.8	20.0
Shares Buy-Back		(86.2)	(223.5)
Dividends Paid		(274.7)	(91.0)

Net Cash (Used in) / Generated from Financing Activities		(347.7)	(368.4)

Effects of Foreign Exchange Rate Changes on Cash and Cash Equivalents		(25.3)	(96.4)

Net Increase in Cash and Cash Equivalents		(51.2)	(96.7)

Cash and Cash Equivalents as of January 1,		2,402.8	2,187.8
Cash and Cash Equivalents as of June 30,		2,351.6	2,091.1

		(51.2)	(96.7)

Interest Paid		(35.5)	(41.1)
Interest Received		30.4	21.0

Net		(5.1)	(20.1)

Income Tax Paid		(45.5)	(30.4)
Credit Tax Received		8.1	17.9

Net		(37.4)	(12.5)

The accompanying notes are an integral part of these Consolidated Financial Statements.

CHANGES IN SHAREHOLDERS’ EQUITY (FIRST HALF OF 2007)

 (Amounts in millions of €, except as otherwise stated)

	Number of Shares Issued	Common Stock	Paid-in-Surplus	Retained Earnings	Treasury Shares	Foreign Currency Translation Reserve	Fair Value Reserve	Net Income (Parent Company)	Shareholders' Equity (Parent Company)	Minority Interests	Total Equity

As of January 1, 2007	106,117,174	80.9	1,604.5	531.8	(58.1)	(17.3)	59.4	200.1	2,401.3	15.5	2,416.8

Fair Value Adjustment on	-	-	-	-	-	-	(2.9)	-	(2.9)	-	(2.9)
Financial Assets Available For
Sale (1)
Cash-Flow Hedging	-	-	-	-	-	-	0.6	-	0.6	(0.3)	0.3

Total Income and Expense	-	-	-	-	-	-	(2.3)	-	(2.3)	(0.3)	(2.6)
Recognized Directly in Equity

Net Income First Half 2007	-	-	-	-	-	-	-	147.7	147.7	3.7	151.4

Total Recognized Income	-	-	-	-	-	-	(2.3)	147.7	145.4	3.4	148.8
First Half 2007

Capital Increase	1,001,142	0.8	30.0	-	-	-	-	-	30.8	-	30.8
Appropriation of Net Income	-	-	-	(74.6)	-	-	-	(200.1)	(274.7)	-	(274.7)
2006 and 2006 Dividends
Treasury Shares	-	-	-	-	(86.2)	-	-	-	(86.2)	-	(86.2)
Foreign Currency Translation	-	-	-	-	-	(4.4)	-	-	(4.4)	0.8	(3.6)
Reserves
Stock Option Charge	-	-	-	-	-	-	4.0	-	4.0	-	4.0
Others	-	-	-	0.6	-	0.1	-	-	0.7	(0.1)	0.6

As of June 30, 2007	107,118,316	81.7	1,634.5	457.8	(144.3)	(21.6)	61.1	147.7	2,216.9	19.6	2,236.5

(1)	No new available for sale financial assets have been classified during the first half of 2007. The accumulated fair value on the existing shares consists in an unrealized gain of $8.1 million (€ 6.1 million) as of June 30, 2007. The negative movement of €2.9 million is a decrease of the net unrealized gain between December 31, 2006 and June 30, 2007.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CHANGES IN SHAREHOLDERS’ EQUITY (FIRST HALF OF 2006)
(Amounts in millions of €, except as otherwise stated)

	Number of Shares Issued	Common Stock	Paid-in-Surplus	Retained Earnings	Treasury Shares	Foreign Currency Translation Reserve	Fair Value Reserve	Net Income (Parent Company)	Shareholders' Equity (Parent Company)	Minority Interests	Total Equity

As of January 1, 2006	98,874,172	75.4	1,336.7	522.7	(52.4)	4.5	(26.5)	93.3	1,953.7	13.9	1,967.6

Fair Value Adjustment on		-	-	-	-	-	(6.5)	-	(6.5)	-	(6.5)
Financial Assets Available For
Sale
Cash-Flow Hedging		-	-	-	-	-	51.7	-	51.7	(0.2)	51.5

Total Income and Expense		-	-	-	-	-	45.2	-	45.2	(0.2)	45.0
Recognized Directly in Equity

Net Income First Half 2006		-	-	-	-	-	-	76.8	76.8	2.2	79.0

Total Recognized Income		-	-	-	-	-	45.2	76.8	122.0	2.0	124.0
First Half 2006

Capital Increase	768,240	0.6	19.3	-	-	-	-	-	19.9	-	19.9
Conversion of Bonds	11,592,066	8.8	541.4	-	-	-	-	-	550.2	-	550.2
Appropriation of Net Income	-	-	-	2.4	-	-	-	(93.3)	(90.9)	-	(90.9)
2005 and 2005 Dividend
Treasury Shares	-	-	-	-	(174.2)	-	-	-	(174.2)	-	(174.2)
Foreign Currency Translation	-	-	-	-	-	(22.8)	-	-	(22.8)	(1.0)	(23.8)
Reserves
Stock Option Charge	-	-	-	-	-	-	0.8	-	0.8	-	0.8
Convertible Bonds - Split	-	-	-	-	-	-	(25.5)	-	(25.5)	-	(25.5)
Accounting
Fair Value Impact	-	-	-	-	-	-	6.9	-	6.9	-	6.9
of Derivatives on Shares

As of June 30, 2006	111,234,478	84.8	1,897.4	525.1	(226.6)	(18.3)	0.9	76.8	2,340.1	14.9	2,355.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Technip’s principal business includes the following:

- Lump sum or cost plus engineering service contracts performed over a short period;

- Engineering, manufacturing, installation and commissioning service contracts lasting approximately 12 months;

- Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. The average duration of these contracts is three years but can vary depending on the contract.

Note 1 – Basis of Preparation and Accounting Policies

Basis of Preparation of the Condensed Interim Consolidated Financial Statements

The interim consolidated financial statements for the six-month period ended 30 June, 2007 have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed by the European Union.

These accounts have been approved by the Board of Directors on July 25, 2007.

The interim consolidated financial statements for the six-month period ended 30 June 2007 have been prepared in accordance with IAS 34 Interim Financial Reporting. Consequently, the interim consolidated financial statements only include a selection of disclosures and notes and thus must be read in conjunction with the full year consolidated financial statements as of December 31, 2006.

Significant Accounting Policies

The accounting policies applied in the interim consolidated accounts for the six-month period ended June 30, 2007 are in conformity with those applied in the consolidated financial statements at December 31, 2006, with the exception of the adoption of the following standards, amendments or interpretations that are compulsory applicable from January 1, 2007. These new standards do not have any material impact on the Profit & Loss, equity and the financial situation of the Group:

Standards Applicable from January 1, 2007:

- IFRS 7: Disclosures on Financial Instruments: this standard is applicable from January 1rst, 2007 but does not apply to interim financial statements.

- Amendment to IAS 1: Presentation of Financial Statements- Capital Disclosures. This standard is applicable from January 1rst, 2007 but does not apply to interim financial statements.

- IFRIC 8: scope of IFRS 2: Share-based Payment Transactions. The Group did not find any transaction.

- IFRIC 9: Reassessment of Embedded Derivatives: the Group has adopted IFRIC 9 from January 1rst, 2007. This interpretation requires an entity, when it first becomes a party to a contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as derivatives under the Standard. Subsequent reassessment is prohibited.

- IFRIC 10: Interim Financial Reporting and Impairment: the Group has adopted IFRIC 9 from January 1rst, 2007. This interpretation requires an entity is not allowed to reverse impairment losses recognized in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost.

Standards with a Mandatory Application after December 31, 2007.

Technip financial statements at June 30, 2007, do not include the possible impact of standards published as of June 30, 2007 whose applications are only mandatory for periods starting after December 31, 2007.

The group is currently working on the changes in disclosures required by the following standards applicable as from January 1, 2008:

The accompanying notes are an integral part of these Consolidated Financial Statements.

- IFRIC 11 - Group and Treasury Shares Transactions: the Group is currently assessing the potential impact of this new standard on its consolidated financial statements; at this stage, the Group does not anticipate any material impact on the Group financial situation and net income.

Rules and Estimates

Consolidated financial statements have been prepared in accordance with the IFRSs: fair presentation, consistency, going concern, relative extent and business combinations. The consolidated assets have been evaluated under the historical cost convention, except for financial assets and derivative financial instruments, which have been measured at fair value. The Group consolidated financial statements are presented in millions of € and all values are rounded to the nearest hundreds of thousands, except when otherwise indicated.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. The main assessments and accounting assumptions made in the Group’s financial statements relate to the construction contracts, to the valuation of Group exposure to litigations and to residual goodwill valuation.

Operating Income from recurring Activities and Operating Income

In the Profit & Loss presentation, an aggregate has been added: operating income from recurring activities. It allows to split the operating income between recurring activities and net gain or loss from sales of assets. According to IAS 1, gains or losses from sales of assets must be included in the operating income.

Note 2 – Changes in Scope of Consolidation

First half of 2007

On February 2, 2007, Technip sold two SURF entities: Perry Slingsby Systems Inc located in the United States, and Perry Slingsby Systems Ltd located in the United Kingdom, which manufacture subsea ROV (Remote Operated Vehicles) and other subsea equipments, for a total amount of €61.5 million. The net gain before tax on this sale amounts to €14.4 million. Their assets and liabilities have been classified as held for sale in the 2006 consolidated accounts.

In January 2007, Technip sold its investments in its Iranian onshore subsidiary for €4.2 million. This entity was formerly consolidated under the Equity method. This sale has a nil gain or loss.

Note 3 – Segment Information

Segment information is presented by business segment, the primary segment-reporting format of the Group being determined to be a business segment.

The business segments consist in a separate component of an entity which produces or provides goods or a line of services linked to different risks or different probability.

In order to improve the follow-up of its operating performances, the Group organized the reporting of its operations into five segments:

- The SURF segment (Subsea Umbilicals, Risers and Flowlines), which includes the manufacturing, supply and installation of sub-marine equipments.

- The Facilities segment, which includes the fabrication of floaters, fixed platforms and topsides.

- The Onshore Downstream segment, which comprises all business units in charge of engineering and construction of petrochemical and refining units as well as upstream facilities, including gas treatment units, LNG facilities and onshore pipelines.

- The Industries segment, which is devoted to engineering and construction of non-oil related facilities, such as pharmaceutical or chemical units, power plants, cement factories, industrial buildings and infrastructures.

- The Corporate segment, which comprises the holding activities, the reinvoicing of Group services, management fees, EDP services and reinsurance activities.

The accompanying notes are an integral part of these Consolidated Financial Statements.

The segment result disclosed by Technip in its business segment information is the “Operating Income / (Loss)”.

Consequently, the segment result does not include financial income and expenses (except financial result on contracts), income tax expense, nor the share of income/ (loss) of associates accounted for using the Equity Method.

In millions of €

First Half 2007	SURF	Facilities	Onshore Downstream	Industries	Corporate (1)	Not Allocable	Total Continuing Operations	Discontinued Operations	Total

Revenues
Sales to External Customers	1,182.3	405.5	1,930.9	100.5	0.1	-	3,619.3	-	3,619.3

Total Revenues	1,182.3	405.5	1,930.9	100.5	0.1	-	3,619.3	-	3,619.3

						-
Gross Margin	248.1	48.7	124.1	15.0	1.1	-	437.0	-	437.0

Operating Income/ (Loss) from	160.1	20.7	60.3	5.4	(10.5)	-	236.0	-	236.0
Recurring Activities

Income from Sale of Activities	14.4	-	-	-	-	-	14.4	-	14.4

Operating Income / (Loss)	174.5	20.7	60.3	5.4	(10.5)	-	250.4	-	250.4

Financial Income/ (Expenses)	-	-	-	-	-	(34.1)	(34.1)	-	(34.1)
Share of Income/ (Loss) of Associates	-	-	1.7	-	-	-	1.7	-	1.7
Accounted for Using The Equity Method

Income Tax Expense	-	-	-	-	-	(66.6)	(66.6)	-	(66.6)
Discontinued Operations	-	-	-	-	-	-	-	-	-

Net Income/(Loss) for the year	-	-	-	-	-	-	151.4	-	151.4

Other Segment Information
Backlog (2)	2,522.8	601.9	6,366.4	178.6	-	-	9,669.7	-	9,669.7

In millions of €

First Half 2006	SURF	Facilities	Onshore Downstream	Industries	Corporate (1)	Not Allocabl	Total Continuing Operations	Discontinued Operations	Total

Revenues
Sales to External Customers	979.7	598.0	1,486.8	98.9	-	-	3,163.4	-	3,163.4

Total Revenues	979.7	598.0	1,486.8	98.9	-	-	3,163.4	-	3,163.4

Gross Margin	150.9	53.7	69.8	14.4	-	-	288.8	-	288.8

Operating Income/ (Loss) from	78.1	20.0	11.0	5.1	(2.6)	-	111.6	-	111.6
Recurring Activities

Income from Sale of Activities	-	21.5	5.4	-	-	-	26.9	-	26.9

Operating Income / (Loss)	78.1	41.5	16.4	5.1	(2.6)	-	138.5	-	138.5

Financial Income/ (Expenses)	-	-	-	-	-	(27.2)	(27.2)	-	(27.2)
Share of Income/ (Loss) of Associates	-	-	0.3	-	-	-	0.3	-	0.3
Accounted for Using The Equity Method

Income Tax Expense	-	-	-	-	-	(32.6)	(32.6)	-	(32.6)
Discontinued Operations	-	-	-	-	-	-	-	-	-

Net Income/(Loss) for the year	-	-	-	-	-	-	79.0	-	79.0

Other Segment Information
Backlog (2)	2,443.8	833.4	7,941.4	164.2	-	-	11,382.8	-	11,382.8

(1)	Reinvoicing performed by the Corporate segment regarding Group services provided to other segments are not presented in the section “Segment information”, as they are not related to the activity of Technip.
(2)	The backlog is defined as the difference between the total contractual sales prices of all contracts in force and the cumulated revenues at that date on these contracts

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 4 – Financial Income and Expenses

The financial result is a charge of (€34.1) million as of June 30, 2007, to be compared with (€27.2) million as of June 30, 2006. The breakdown is as follows:

In millions of €	For the six months ended

	June 30, 2007	June 30, 2006

Interest Income from Treasury Management	7.0	8.2
Dividends from Non-Consolidated Investments	0.2	0.5
Financial Income Related to Employee Benefits	2.3	1.2
Changes in Derivative Fair Value	(2.3)	2.2

Financial Income	7.2	12.1

In millions of €	For the six months ended

	June 30, 2007	June 30, 2006

Convertible Bonds : Financial Charges	-	(10.0)
Bond Interest Expenses	(14.9)	(14.9)
Fees Related to Credit Facilities	(2.8)	(1.9)
Financial Income Related to Employee Benefits	(4.2)	(4.9)
Interest Expenses on Bank Borrowings and Overdrafts	(4.9)	(4.9)
Net Foreign Currency Translation Losses	(10.8)	-
Other	(3.7)	(2.7)

Financial Expenses	(41.3)	(39.3)

NET FINANCIAL EXPENSES	(34.1)	(27.2)

Note 5 – Income Tax

(a) Income Tax Expense

In millions of €
	For the six months ended

Consolidated Income Statement	June 30, 2007	June 30, 2006

Current Income Tax
Income Tax Expense	(75.7)	(48.3)
Deferred Income Tax	18.8	15.7

	(56.9)	(32.6)

Reduction of Goodwill related to Realized Income Tax Loss Carry Forwards	(2.5)	-
Tax on Net Gains related to Investment Disposals	(7.2)	-

Income Tax Expense as reported in the Consolidated Income Statement	(66.6)	(32.6)

	For the six months ended

Consolidated Statement of Changes in Equity	June 30, 2007	June 30, 2006

Deferred Income Tax related to Items Booked Directly to Opening Equity	(2.3)	24.0
Deferred Income Tax related to Items Booked to Equity during the Year	1.9	(12.0)
Other Equity Operations	-	-

Income Tax Expense as reported in the Consolidated Equity	(0.4)	12.0

Effective Tax Rate	30.6%	29.2%

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 6 – Net Earnings per Share and Net Diluted Earnings per Share

In millions of €	For the six months ended

	June 30, 2007	June 30, 2006

Net Income	147.7	76.8
Convertible Bonds : Redemption Premium After Tax	-	1.9

Net Income Attributable to Shareholders of the Parent Company	147.7	78.7

In Thousands
Number of Shares :
- Weighted Average Number of Outstanding Shares during the Period	103,756	104,252
- Dilutive Effect of Stock Options Not Exercised at the End of the Period	729	1,029
- Dilutive Effect from Convertible Bonds	-	6,454
- Average Number of Weighted Attributed Performance Shares	486	-

Denominator for Calculation of Net Diluted Earnings per Share	104,971	111,735
Denominator for Calculation of Net Earnings per Share	103,756	104,252

In €

Net Diluted Earnings per Share (1)	1.41	0.70
Net Earnings per Share (2)	1.42	0.74

The calculation method of diluted earnings per share has been modified from January 1rst, 2007:

(1)	The calculation method of diluted earnings per share has been modified from January 1rst, 2007. The fully diluted earnings per share method has been suppressed. Diluted earnings per share take into account the possible dilutive effects that may be generated by equity instruments (stock options, free shares). During first half of 2007, the Group issued free shares and the last part of the 2005 stock-options plan, both exercisable under performance conditions; the Group has also realized an increase in capital shares reserved to its staff that might create an additional dilution on net earnings per share.

(2)	The net earnings per share are calculated based on the average number of ordinary shares outstanding during the period, less the treasury shares.

Note 7 – Dividends Paid

In millions of €	For the six months ended

	June 30, 2007	June 30, 2006

Dividends Related to Ordinary Shares :
2005 Dividend (€0.92 per share) Paid in May 2006	-	(90.9)
Down Payment on 2006 Dividend (€0.50 per share) Paid as at December 21st, 2006	-	(52.4)
Extraordinary Dividend Decided in 2006 (€2.10 per share) and Paid in May 2007	(176.2)	-
Remaining Amount of 2006 Dividend (€0.55 per share) Paid in May 2007	(46.1)	-

Dividends Decided and/or Paid during the Period to Technip 's Shareholders	(222.3)	(143.3)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 8 – Property, Plant and Equipment

During the first half of 2007, capitalized assets amounted to €60.9 million. Maintenance represents €33 million of the capitalized expenses: half of this amount is dry-docking expenses related to the vessels.

The remaining amount of €27.9 million has been used as follows:

- continuation of the program for increasing the capacity of its production facilities in Vitoria and Le Trait (around €8 million)

- construction of our new pipelay vessels (particularly the Diving Support Vessel DPIII for an amount of €14 million).

This caption does not include any asset acquired through a lease contract.

Note 9 – Intangible Assets

There has been no significant change over the six-month period ended June 30, 2007. During the first half of 2007, no meaningful event occurred which might have caused to impair the value of goodwill or other intangible assets. Therefore no impairment test was performed as of June 30, 2007.

Note 10 – Construction Contracts

In millions of €	As of

	June 30, 2007	December 31, 2006

Construction Contracts - Amounts Due from Clients	489.0	591.1
Construction Contracts - Amounts Due to Clients	(39.9)	(44.7)
Advances Received	(2,187.0)	(2,093.7)

Total Construction Contracts, Net	(1,737.9)	(1,547.3)

Costs and Margins Recognized at the Percentage of Completion	10,628.7	10,396.6
Progress Billings	(12,337.3)	(11,909.4)
Provisions for Losses at Completion	(39.9)	(44.7)
Bid Costs	10.6	10.2

Total Construction Contracts, Net	(1,737.9)	(1,547.3)

The evolution during the period is not material, contracts that were completed during the first half 2007 are offset by new ongoing contracts.

Note 11 – Cash and Cash Equivalents

In millions of €	As of

Cash and Cash Equivalents	June 30, 2007	December 31, 2006

Cash at Bank and in Hands	407.5	611.6
Cash Equivalents	1,944.1	1,791.2

Total Cash and Cash Equivalents	2,351.6	2,402.8

The market value of cash equivalents is equal to their historical cost.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 12 – Shareholders’ Equity

(a) Parent Company’s Common Stock Breakdown and Changes
As of June 30, 2007, Technip common stock consisted of 107,118,316 outstanding authorized shares with a par value of €0.7625. The changes since December 31, 2005 can be analyzed as follows:

Common Stock:	Number of Shares	Common Stock
Nominal Value of €0,7625	Outstanding	(In millions of €)

Common Stock as of December 31, 2005	98,874,172	75.4

Capital Increase due to OCEANE Conversion	11,592,066	8.8
Capital Increase due to Stock Option Exercised (1)	1,220,345	0.9
Capital Decrease Realized by the Cancellation of Treasury Shares	(4,246,674)	(3.2)
Cancellation of Treasury Shares	(1,322,735)	(1.0)

Common Stock as of December 31, 2006	106,117,174	80.9

Capital Increase due to Stock Option Exercised (1)	484,935	0.4
Capital Increase Reserved to Employees (2)	516,207	0.4

Common Stock as of June 30, 2007	107,118,316	81.7

(1)	This increase corresponds to the exercise of stock options granted to employees.
(2)	The Group offers to its whole staff to subscribe to a capital increase reserved to employees in accordance with the decision of the Combined Shareholder’s meeting held on April 28, 2006 : 516 207 shares have been subscribed and the capital increase has been effective as of April 3, 2007.

(b) Technip Shareholders as of June 30, 2007

	As of

	June 30, 2007	December 31, 2006

Tradewinds NWQ	6.5%	6.5%
Oppenheimer Funds Inc	5.4%	5.5%
Capital Research	4.7%	4.8%
Causeway	4.4%	-
Artisan	4.0%	3.4%
Institut Français du Pétrole	2.9%	2.9%
Treasury Shares (1)	2.9%	1.3%
Employees	2.1%	1.7%
Others	67.1%	73.9%

Total	100.0%	100.0%

(1): 3,066,658 treasury shares as of June 30, 2007.

The accompanying notes are an integral part of these Consolidated Financial Statements.

(c) Treasury Shares

Treasury Shares

	Number of Shares	Treasury Shares
		(In millions of €)

Treasury Shares as of December 31, 2005	1,580,548	(52.4)

Decrease due to Cancellation of Treasury Shares	(5,569,409)	249.5
Increase	8,130,987	(370.2)
OCEANE Redemption	(2,805,462)	115.0

Treasury Shares as of December 31, 2006	1,336,664	(58.1)

Increase	1,729,994	(86.2)

Treasury Shares as of June 30, 2007	3,066,658	(144.3)

The total value of treasury shares, shown as a deduction from equity, amounts to €144.3 million as of June 30, 2007, representing 3,066,658 shares. As of December 31, 2006, treasury shares amounted to €58.1 million.

Note 13 – Financial Debt

In millions of €	As of

	June 30, 2007	December 31, 2006

Non-Current
Bond Loan (1)	650.0	650.0
Bank Borrowings and Credit Lines (2)	11.5	21.8
Refundable Advances (Non-Current) (3)	-	4.9

	661.5	676.7

Current
Commercial Paper	150.0	150.0
Bank Borrowings and Credit Lines (2)	17.5	6.7
Bank Overdrafts	16.6	9.2
Accrued Interest Payable	3.9	19.0
Refundable Advances (Current) (3)	-	1.0

	188.0	185.9

Total Financial Debts	849.5	862.6

(1)	On May 26, 2004, Technip SA issued a corporate bond for an initial amount of €650 million. The redemption date is set on May 26, 2011. The coupon payable on May 26 of each year amounts to 4.625% per year of the bond nominal value.
(2)	These bank facilities mainly consist of drawn down on subsidised loans used by a Brazilian subsidiary to pre-finance exportations and refinance capital expenditures.
(3)	Refundable advances, granted by the “Fonds Spécial des Hydrocarbures” have been reclassified under the caption “Other Current Receivables” as of June 30, 2007 for a total amount of €12.2 million.

The payments due in the second half 2007 and 2008 in respect of long tem debt amount to €196.9 million, of which €3.9 million is accrued interest on long term debt .

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 14 – Stock Options and Other Benefits

During the first half of 2007, the last part of the 2005 plan was granted for 986 394 shares. This part is exercisable under the same performance conditions as the two former parts. The 2005 plan was authorized by the Shareholders’ meeting held on April 29, 2005. The related stock-option charges accounted for amounts to € 0.5 million in the first half of 2007. The total stock options charge amounts to €2.2 million at the end of June 2007 against €0.8 million at the end of June 2006. 1,110,670 free shares have been granted to some employees. These free shares are exercisable under the same performance conditions as the 2005 stock-options plan. This attribution was authorized by the Combined Shareholders’ meeting held on April 28, 2006. The corresponding IFRS 2 charge amounts to €1.9 million at the end of June 2007.

Note 15 – Provisions

Changes in provisions over the period can be analyzed as follows:

In millions of €

	As of January 1, 2007	Increase	Used Provisions	Unused Provision Reversals	Foreign Exchange Adjustments	Others	As of June 30, 2007

Non-Current
Employee Benefits	109.0	3.7	(2.9)	(0.6)	-	0.5	109.7
Tax (1)	-	-	(0.1)	-	-	0.1	-
Litigation	3.0	-	-	-	-	-	3.0
Reinsurance (2)	9.7	3.1	-	(1.7)	(0.1)	(0.1)	10.9
Other Provisions (Non-Current)	2.4	3.0	(0.1)	(0.1)	-	(2.3)	2.9

	124.1	9.8	(3.1)	(2.4)	(0.1)	(1.8)	126.5

Current
Employee Benefits	6.8	0.7	(2.0)	-	-	(0.5)	5.0
Contingencies related to Contracts	34.1	24.7	(8.6)	(2.6)	0.5	-	48.1
Restructuring	1.1	-	(0.7)	-	-	-	0.4
Tax (1)	6.9	4.6	-	-	0.4	(5.1)	6.8
Litigation	4.1	0.8	(0.2)	-	0.1	(2.2)	2.6
Reinsurance (2)	3.9	0.1	(1.0)	(0.2)	(0.1)	-	2.7
Other Provisions (Current)	16.9	31.7	(1.2)	(2.2)	(0.2)	3.0	48.0

	73.8	62.6	(13.7)	(5.0)	0.7	(4.8)	113.6

Total Provisions	197.9	72.4	(16.8)	(7.4)	0.6	(6.6)	240.1

(1)	Tax provisions essentially relate to contingencies on tax adjustments.
(2)	Reinsurance provisions have been recorded at the level of the Group’s insurance captive (Engineering RE AG) as per IFRS 4.

As mentioned in the Group accounting principles, the criteria of asset / liability classification as “Current” in the balance sheet relies either on the term of contracts’ operating cycle, or on the maturity of the liability less than one year. Therefore, current provisions on contingencies related to contracts may have maturities greater than one year because of the contracts’ operating cycle.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 16 – Market Related Exposure and Financial Instruments

Technip uses financial instruments to manage its exposure to currency risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The exchange hedging contracts are divided up between several bank counter parties who are selected after due analysis.

The primary hedging instruments used to manage Technip exposure to currency risks are as follows:

In millions of €
	June 30, 2007				2006

	Nominal Value	Maturity		Fair Value	Nominal Value

		2007	2008 and beyond

Hedging Instruments
Buy Foreign Currency, Sell National	223.7	158.8	64.9	(4.7)	233.3
Currency (Forwards and Swaps)
Sell Foreign Currency, Buy National	933.5	674.3	259.2	12.5	1,145.3
Currency (Forwards, Swaps and Options)

Buy / Sell Foreign Currencies	292.3	232.6	59.7	0.2	392.6

	1,449.5	1,065.7	383.8	8.0	1,771.2

Note 17 – Off-Balance Sheet Commitments and Contingencies

The off-balance sheet commitments are presented below. Off-balance sheet commitments related to financial debts are disclosed in note 13- Financial Debt. There is no material off balance sheet commitment that is not described below.

In millions of €

	Total as of June 30, 2007	Scheduled Payments Sorted out per Period

		2007	2008-2011	2012 and beyond

Contractual Commitments
Operating Leases	429.9	45.5	222.8	161.6
Foreign Exchange Rate Financial Instruments	1,449.5	1,065.7	383.8	-

	1,879.4	1,111.2	606.6	161.6

	Total as of June 30, 2007	Amounts of Commitments per Period

		2007	2008-2011	2012 and beyond

Other Commitments
Parent Company Guarantees	25,274.5	4,863.6	19,390.8	1,020.1
Other Commitments Given	3,034.8	1,011.8	1,958.0	65.0

Total Commitments Given	28,309.3	5,875.4	21,348.8	1,085.1

Total Commitments Received	1,039.9	301.5	694.8	43.6

(a) Capital Leases and Operating Leases

The Group rents various equipment, vessels and buildings, mainly under lease contracts that will end during the next ten years. It is likely that the Group will have to renew or to replace them.

The rental expense recorded for the first half of 2007 amounted to €39.7 million (including rental expense on vessels for €14.3 million).

The accompanying notes are an integral part of these Consolidated Financial Statements.

As of June 30, 2007, the Group’s commitments related to operating leases break down as follows:

In millions of €

Operating Leases

2007 (Second Half of 2007)	45.5
2008	66.9
2009	58.2
2010	49.9
2011	47.7
2012 and beyond	161.6

Total Current Net Value of Capital and Operating Leases	429.8

Capital and operating leases have strongly increased from 371.0 million at the end of December 2006 to €429.8 million at the end of June 2007. The increase is mainly due to the signature of the lease contract of a new vessel, the Skandi Achiever in April 2007. The contract has been signed for 8 years.

(b) Bank and Commercial Guarantees

Commitments given and received are summarized hereafter:

In millions of €

	June 30, 2007	December 31, 2006

Parent Company Guarantees	25,274.5	25,766.7
Other Commitments Given	3,034.8	2,904.4

Total Commitments Given	28,309.3	28,671.1

Total Commitments Received	1,039.9	945.8

Parent company guarantees given by the parent company or its subsidiaries to clients cover the due and proper performance of the specified construction contracts for which the average expiration period until the release of the commitment guarantees is about 5 years. These amounts are not reduced according to the projects’ percentage of completion.

The following table illustrates the breakdown of these €15,524.9 million of parent company guarantees issued by Technip within joint venture contracts, according to the Group’s percentage of ownership in these joint ventures, as of June 30, 2007.

In millions of €

Total Parent Company Guarantees Issued within Joint Ventures

	Allocation as per % of Technip's Ownership in Joint Ventures

TOTAL	Less or equal to 25%	Greater than 25% and less or equal to 40%	Greater than 40% and less or equal to 75%	Greater than 75% and less than 100%

15,525	2,442	12,199	884	0

Regarding joint ventures, the amounts disclosed in the parent company guarantees (€15,524.9 million), also include the contract part allocated to the Group’s partners in joint venture and are not reduced neither according to the projects’ percentage of completion nor from the amount of parent company received from Technip partners within these joint ventures, whereas Technip issues parent company guarantees in their favor.

The parent company guarantees issued by Technip for contracts out of joint-venture frameworks amount to €9,749.7 million as of June 30, 2007.

Out of the €25,274.5 million of parent company guarantees given, €13,465 million, or 53%, concern contracts with a percentage of completion higher than 71%; 79 % of the parent company guarantees concern contracts with a percentage of completion higher than 50%.

Other commitments given mainly relate to guarantees or counter-guarantees given by banks and insurance companies to various customers in connection with ongoing contracts, in order to secure due and proper performance of the contracts or following the payment of retention guarantees and advance billings.

Commitments received mainly relate to similar guarantees obtained from suppliers or subcontractors in connection with ongoing contracts.

The accompanying notes are an integral part of these Consolidated Financial Statements.

(c) Contingencies: Exceptional Events and Litigation

Between January 1 and June 30, 2007, the situation of litigation described in the 2006 annual report changed as follows:

ITP litigation: no change occurred since January 1, 2007.

TSKJ pending investigation: nothing happened on the first half of 2007.

Note 18 – Subsequent Events

On July 25, 2007, the Board of Directors of Technip approved management‘s recommendation to apply for voluntary delisting of its American Depositary Shares (ADS) from the New York Stock Exchange (NYSE) and deregistration with the Securities and Exchange Commission (SEC) of the United States of America.

Note 19- Seasonality of Operations

Interim revenues and operating income could be modified by seasonality:

SURF segment activity could be weaker in the fourth quarter because of bad weather conditions in North Sea. This effect varies from year to year.

In accordance with IFRS accounting principles, revenue recognition principles applied for the first half 2007 are the same than at year-end.

Note 20 – Related Party Disclosures

	First Half	First Half
Entities with Significant Influence over the Group	2007	2006

% of Technip Ordinary Shares
Tradewinds NWQ	6.5%	6.5%
Oppenheimer Funds Inc	5.4%	5.5%
Capital Research	4.7%	4.8%
Causeway	4.4%	-
Artisan	4.0%	3.4%
Institut Français du Pétrole	2.9%	2.9%

Technip signed an agreement of research cooperation on offshore deepwaters with IFP (Institut Français du Pétrole). Related royalties amounted to €1.7 million for the first half of 2007. These royalties are calculated under ordinary conditions of competition.

Mr Valot, Chairman and Chief Executive Officer of Technip until April 27, 2007, retired. He received a €1,128,250 severance pay during first half 2007.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IV- STATUTORY AUDITORS’ REPORT

STATUTORY AUDITORS’ REVIEW REPORT ON FIRST HALF-YEAR FINANCIAL INFORMATION FOR 2007
(Period from January 1, 2007 to June 30, 2007)

This is a free translation into English of the Statutory Auditors’ review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as statutory auditors and in accordance with the requirements of article L 232-7 of French Commercial Law (“Code de Commerce”), we hereby report to you on:

  the review of the accompanying condensed half-year consolidated financial statements of Technip, for the period January 1 to June 30, 2007, the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRS as adopted by the European Union applicable to interim financial information.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year management report on the condensed half-year consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Neuilly-sur-Seine and Paris-La-Défense, July 31, 2007

Les Commissaires aux Comptes
Membres de la Compagnie Régionale de Versailles

ERNST & YOUNG et Autres	PricewaterhouseCoopers Audit
41, rue Ybry	63, rue de Villiers
92576 Neuilly-sur-Seine Cedex	92208 Neuilly-sur-Seine Cedex

Gilles Puissochet	Louis-Pierre Schneider

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: August 03, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer